UNITED STATES SECURITIES AND EXCHANGE COMMISSION

08058040

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number: 001-10608

A. Full title of the plans and address of the plans, if different from that of the issuer named below:

Florida Public Utilities Company 401(k) Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We were engaged to audit the financial statements and supplemental schedule of the Florida Public Utilities Company 401(k) Plan (the "Plan") as of December 31, 2005 and for the year then ended, listed in the Table of Contents. These financial statements and supplemental schedules are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Plan as of and for the year ended December 31, 2004 were audited by other auditors. As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), the Plan administrator instructed the other auditors not to perform and they did not perform, any auditing procedures with respect to the information certified by the Trustees. Their report, dated July 27, 2005 indicated that (*a*) because of the significance of the information that they did not audit, they were unable to, and did not, express an opinion on the financial statements taken as a whole and (*b*) the form and content of the information included in the financial statements other than that derived from the information certified by the Trustee, were presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

BDO Seidman, LLP
West Palm Beach, Florida
September 16, 2008

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments at fair value	$ 7,510,051	$ 8,052,255
Investment at contract value	1,098,142	-
Other receivables	1,583	-
Loans	257,103	257,259
Total assets	8,866,879	$ 8,309,514
LIABILITIES:		
Refund of excess contributions	--	20,962
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,866,879	8,288,552

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Additions to net assets attributed to Contribution:		
Participants' contribution	$ 522,039	$ 543,281
Participants' rollover contribution	29,175	91,017
Employer contribution	1,152	-
	552,366	634,298
Investment income		
Interest, dividends and gain on sale of investments	2,762	10,428
Participant loan interest	15,190	14,646
Net appreciation in value of investments	555,628	1,121,231
Additional earnings	3,673	-
	577,253	1,146,305
Total additions	1,129,619	1,780,603
DEDUCTIONS:		
Deductions from net assets attributed to:		
Benefits paid to participants	539,237	523,100
Administrative expenses	12,055	2,737
Total deductions	551,292	525,837
Net increase	578,327	1,254,766
Net assets available for benefits, beginning of year	8,288,552	7,033,786
Net assets available for benefits, end of year	$ 8,866,879	$ 8,288,552

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. SUMMARY OF PLAN

The following description of Florida Public Utilities Company (the "Company") 401(k) Plan (the "Plan"), as amended is provided for general information only. Participants should refer to the summary plan description and plan documents for a more detailed and complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with the purpose of providing retirement benefits to employees. This benefit plan was formed for all employees who have met the eligibility requirements, which are generally attaining age twenty-one and providing three months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions - Each plan participant may elect to contribute 1% to 100% of their pre-taxed compensation up to the maximum allowed by the Internal Revenue Code (IRS) after attaining age 21 years and completing three months of eligibility service. If participants are going to be age 50 or older by the end of the calendar year, they may make Catch-Up Deferral Contributions that exceed the IRS limit, but cannot exceed the Catch-Up Limit in effect for that year.

Employer Contributions - The Company began a regular matching contribution for employees hired on or after January 1, 2005 who were not eligible to participate in the Employees' Pension Plan of Florida Public Utilities Company (Pension Plan). This was also implemented in 2005 for employees who were covered by a collective bargaining agreement on their respective contract dates.

Employees who are not participants in the Pension Plan are eligible to receive a Company match after attaining 21 year of age and after six months of continuous service. Each employee is 100% vested after three years of continuous service. For those employees eligible to receive employer contributions, the matching contribution is equal to 50% of the tax-deferred contribution for a given payroll period, not to exceed 6% of the employee's compensation.

Beginning January 1, 2006, employees who participated in the Pension Plan could elect to freeze their benefits earned in the Pension Plan as of March 31, 2006 and make a one-time election to participate in the Florida Public Utilities Company 401(k) Plan rather than the Pension Plan and to receive a regular matching contribution. Additionally, employees participating in the Employees' Pension Plan of Florida Public Utilities Company may also elect to continue in the pension plan with benefits and participate in the Florida Public Utilities Company 401(k) Plan without receiving matching contribution.

Participant Accounts -Plan participants have investment control over the funds that have been deducted from their compensation and such amounts are always fully vested. Contributions to the Plan are invested at participants' discretion in separate equity and fixed income funds. Each participant's account is credited with the participant's contributions, Company matching contribution, if applicable and investment earnings. Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting - Participants become vested in Employer Contributions and their related investment earnings according to the following schedule:

Years of Service	Vested Percent
1	0%
2	0%
3	100%

Employer contributions automatically become fully vested upon reaching the Plan's normal retirement age, death, or disability.

Forfeitures - Forfeitures are created when participants terminate employment before becoming fully vested in Company's contributions. Forfeited amounts will be applied to reduce subsequent contributions by the Employer as provided in the Plan. There were no material forfeitures under the Plan during the years ended December 31, 2005 and 2004.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of 50% of their vested account balance, not to exceed $50,000. The loans are secured by the balance in the participant's account and are payable over a 1 to 5 year periods and bear interest at rates equal to prime rate plus one percent (1%) as determined monthly by the Plan Administrator.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly distributions. Employees at age 59 ½ may begin to receive lump-sum or monthly distributions from their account, after retirement or while still employed, without having to pay the IRS early withdrawal penalty, currently at 10%. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Normal Retirement Benefit - A member may retire on a normal retirement benefit on the first day of any month coincident with or following attainment of age 65. Generally, distributions must begin no later than April 1, following the close of the calendar year in which the participant becomes age 70½, even if the participant is still working. The participant elects the form of benefit payment based on the account balance and certain guidelines within the Plan description.

Subsequent Events - In 2007, the Plan was enhanced to provide a company 100% match of the first 2% of employee's contribution, and a 50% match of the next 4% of an employee's contribution, for a total company match of up to 4%. This became effective on January 1, 2007 for non-union employees participating in the plan. Non-union employees who were participants of our Pension Plan and elected to participate in our 401k defined contribution plan do not qualify for a company match. The enhanced match for our union employees became effective on the respective dates the six union contracts became effective in 2007. In addition, the Plan will no longer offer Florida Public Utilities Company stock as an investment option effective December 1, 2008.

Effective January 1, 2007, the Plan was amended to make matching contributions a discretionary contribution by the employer on behalf of its eligible employees.

Additionally, the Plan has added Section 4.5 to Article IV of the Plan to provide an automatic escalation in tax-deferred contributions starting July 1, 2007. The employer shall increase the amount of the Tax-Deferred contributions, each July, it makes on behalf of each of its eligible employees who is making Tax-Deferred contributions for each payroll period in an amount less than 6% of Compensation. The increase shall be equal to an additional 1% of the eligible employee's Tax-Deferred contribution for the payroll period to 6% of compensation. The provisions shall not apply to any eligible employee, who makes an affirmative election against the increase.

2. SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Florida Public Utilities Company 401(k) Plan (the "Plan"):

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
Investment Valuation and Income Recognition - Investments are carried at fair value based on quoted market prices or estimated fair value except for its benefit-responsive investment contract which is valued at contract value (Note 5). Accordingly, net appreciation and depreciation in the fair value of investments is recorded in the accompanying financial statements Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses – In accordance with the Administrative Services Agreement, expenses may be paid by the Plan Sponsor or deducted from participant account balances. For the years ended December 31, 2005 and 2004, plan expenses that were deducted from participants account balances and shown as expenses were $12,055 and $2,737 respectively. Certain plan expenses, also referred to as administrative expenses, such as annual audit fees, are paid by the plan sponsor and are not included in these financial statements.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

Investments that represent more than 5% of plan assets are as follows:

	2005	2004
Mutual Funds:		
STI Classic Prime Quality Money Market	$ -	$ 800,815
STI Classic Small Cap Value Equity Fund	-	1,053,330
Fidelity Advisor Equity Income Fund	-	1,055,677
Dreyfus Mid Cap Value Fund	-	787,691
Putnam New Opportunities Fund	-	402,055
Massachusetts Investors Growth Fund	-	466,518
Aim Utilities Fund – A	2,065,715	1,800,331
Pooled Separate Accounts:		
Harris/C&B Select Focused Value Fund	749,881	--
Clover/TRP/Earnest Select Small Co. Value Fund	1,132,917	--
Oppenheimer Premier Capital Appreciation	789,306	--
AllianceBernstein Select Diversified Value Fund	1,117,911	--
Insurance Company General Account		
Fixed Interest Account	1,098,142	--

During 2005 the Plan's investments appreciated in value by $555,628 as follows:

Mutual funds	$ 593,301
Unrealized appreciation of assets	34,305
Common stock of Florida Public Utilities Company	4,442
Pooled separate accounts	(76,420)
Total appreciation	$ 555,628

4. PARTY IN INTEREST TRANSACTIONS

Certain Plan investments consist of shares of common stock of Florida Public Utilities Company. The market value of the common stock at December 31, 2005 and 2004 was $363,172 and $347,814, respectively.

Certain Plan investments are shares of mutual funds managed by MassMutual, the current contract record keeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, certain plan investments held during 2004 were managed by SunTrust, the former plan sponsor as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services are paid by the Company.

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2005, the Company entered into an investment contract with Massachusetts Mutual Life Insurance Company ("MassMutual"). MassMutual maintains the contributions under a group annuity contract in an unallocated pooled separate account. Under the agreement, the Plan may, but is not required to, purchase an annuity for any person who is eligible to receive an annuity under the Plan. MassMutual holds funds under the agreement in Separate Investment Accounts ("SIA") selected by the Plan. The contract is included in the financial statements at fair value as reported to the plan by MassMutual.

In 2005, the Plan entered into a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. A Book Value Account is maintained to determine the amount of investor's interest in the Separate Account Guaranteed Interest Contract ("SAGIC"). The interest rate credited to funds held under the SAGIC will not be more than 100 basis points less than the Book Value Account Interest Rate on the Termination Date. Mass Mutual will establish the Book Value Interest Rate on a monthly basis, with a duration period of 6 months. The initial book value interest rate of the Book Value Account is 4.30% and is good through May 31, 2006. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Instead of deducting fees, the investor may provide effective communication to Mass Mutual requesting monthly invoices which shall be payable within 30 days of the date of the invoice. If fees have not been paid within 30 days, Mass Mutual has the right to withdraw the amount of the unpaid fees and all future fees. The contract is included in the financial statements at contract value as reported to the plan by MassMutual. Contract value represents contributions made under the contract plus investment income and any realized or unrealized capital appreciation or depreciation of the investments.

The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value with MassMutual. The Plan administrator believes the occurrence of such events that would also limit the Plan's ability to transact at contract value with Plan participants is not probable.

MassMutual holds funds under the agreement in General Investment Accounts ("GIA") selected by the Plan.

Mass Mutual will hold reserves in an amount at least equal to the minimum required by law. The fair value of the investment contract at December 31, 2005 is $1,106,498. Mass Mutual has the right to fully or partially terminate the contract when certain events occur, as agreed upon in the Investment Agreement.

The average yield and crediting interest rate on the contract is 4.30% for the period December 1, 2005 to June 1, 2006.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions, benefits, and net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Participant contributions per the financial statements	$ 522,039	$543,281
Refund of excess contributions recorded as a liability	-	20,962
Participant contributions per Form 5500	$ 522,039	$564,243

	2005	2004
Benefits paid per the financial statements	$ 539,237	$523,100
Refund of excess contributions	20,962	-
Others	-	(14)
Benefits per Form 5500	$ 560,199	$523,086

	2005	2004
Net assets available for benefits, end of year per the financial statements	$ 8,866,879	$8,288,552
Refund of excess contributions	-	20,962
Net assets available for benefits per Form 5500	$ 8,866,879	$8,309,514

8. TAX STATUS

Through November 30, 2005, the company's Plan had been adopted using plan options offered under the SunTrust Bank Prototype Standardized Profit Sharing Plan (the "Prototype"). This prototype has been determined to be acceptable under Section 401 of the Internal Revenue Code by the U.S. Treasury Department. As a result, the Plan is considered to be qualified under Section 401(a) and therefore exempt from Federal income taxation. The Company received its last determination letter from the Internal Revenue Service.

The plan obtained its latest determination letter on November 25, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter, as the plan's contract record keeper has changed to Mass Mutual Life Insurance Company effective December 1, 2005. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

9. RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the changes in net assets available for benefits.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

EXHIBIT A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT as of DECEMBER 31, 2005

Schedule H, Line 4i - Schedule of Assets Held at End of Year

Plan EIN: 59-0539080
Plan Number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	(d) Cost	(e) Current Value
*	MassMutual	Fixed Interest Account	**	$1,098,142
*	MassMutual	W&R/Wellington Select Small Cap Growth Fund	**	36,085
*	MassMutual	Sands Capital Select Aggressive Growth Fund	**	365,209
*	MassMutual	MFS/Harris Select Overseas Fund	**	4,654
*	MassMutual	T Rowe Price Mid-Cap Growth Fund II	**	408,980
*	MassMutual	Harris/C&B Select Focused Value Fund	**	749,881
*	MassMutual	Northern Trust Select Indexed Equity Fund	**	102,975
*	MassMutual	Clover/TRP/Earnest Select Small Co. Value Fund	**	1,132,917
*	MassMutual	Alliance Bernstein Select Diversified Value Fund	**	1,117,911
*	MassMutual	Destination Retirement 2010 Fund	**	77,836
*	MassMutual	Destination Retirement 2030 Fund	**	10,058
*	MassMutual	Oppenheimer Premier Capital Appreciation	**	789,306
*	MassMutual	Western Select Strategic Bond Fund	**	109,555
*	MassMutual	Templeton Growth Fund	**	153,915
*	Investors Bank and Trust	Aim Utilities Fund – A	**	2,065,715
*	Investors Bank and Trust	Common Stock of Florida Public Utilities Company	**	363,172
*	Investors Bank and Trust	Money Market	**	23,465
	Participants Loans	5%-10%	**	257,103
	TOTAL			$8,866,879

* Represents a party-in-interest

** The cost information is not required for participant-directed investments and, therefore, not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) Plan
Name of Plan

Date: September 18, 2008

By: /s/ George Bachman
George Bachman
Plan Administrator
Florida Public Utilities Company 401(k) Plan

FLORIDA PUBLIC UTILITIES COMPANY
EXHIBIT INDEX

Item Number

23 Independent Registered Public Accounting Firm's Consent BDO Seidman LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-124554) of our report dated September 16, 2008, relating to the financial statements and supplemental schedule of Florida Public Utilities Company 401(k) Plan appearing on this Form 11-K for the year ended December 31, 2005.

BDO Seidman, LLP

West Palm Beach, Florida
September 17, 2008

BDO Seidman, LLP

END